SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104 (CUSIP Number)

Initial Public Offering - December 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 88337K104	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jie Qin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

736,736 ordinary shares. Air Tech Ventures Limited may also be deemed to have sole voting power with respect to the above shares.

  6     SHARED VOTING POWER

                See item 5.

  7    SOLE DISPOSITIVE POWER

736,736 ordinary shares. Air Tech Ventures Limited may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,736 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.05%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 88337K104	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Air Tech Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

736,736 ordinary shares. Jie Qin may also be deemed to have sole voting power with respect to the above shares.

  6    SHARED VOTING POWER

                See item 5.

  7    SOLE DISPOSITIVE POWER

736,736 ordinary shares. Jie Qin may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,736 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.05%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. 88337K104	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jing Fei Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

655,736 ordinary shares. Magic Health Limited may also be deemed to have sole voting power with respect to the above shares.

  6    SHARED VOTING POWER

                See item 5.

  7    SOLE DISPOSITIVE POWER

655,736 ordinary shares. Magic Health Limited may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,736 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.71%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 88337K104	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Magic Health Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

655,736 ordinary shares. Jing Fei Zhou may also be deemed to have sole voting power with respect to the above shares.

  6    SHARED VOTING POWER

                See item 5.

  7    SOLE DISPOSITIVE POWER

655,736 ordinary shares. Jing Fei Zhou may also be deemed to have sole dispositive power with respect to the above shares.

  8    SHARED DISPOSITIVE POWER

                See item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,736 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.71%
12	TYPE OF REPORTING PERSON* CO

ITEM 1	(a).	NAME OF ISSUER:

The9 Limited

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

30/F CITIC Square
No. 1168 Nanjing Road (West)
Shanghai 200041, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Jie Qin

Air Tech Ventures Limited

Jing Fei Zhou

Magic Health Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jie Qin
30/F CITIC Square
No. 1168 Nanjing Road (West)
Shanghai 200041, People’s Republic of China

Air Tech Ventures Limited
c/o Jie Qin
30/F CITIC Square
No. 1168 Nanjing Road (West)
Shanghai 200041, People’s Republic of China

Jing Fei Zhou
30/F CITIC Square
No. 1168 Nanjing Road (West)
Shanghai 200041, People’s Republic of China

Magic Health Limited
c/o Jing Fei Zhou
No. 1168 Nanjing Road (West)
Shanghai 200041, People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Jie Qin - PRC

Air Tech Ventures Limited – British Virgin Islands

Jing Fei Zhou – PRC

Magic Health Limited – British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

88337K104

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of February 14, 2005:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jie Qin	736,736	3.05%	736,736	0	736,736	0
Air Tech Ventures Limited	736,736	3.05%	736,736	0	736,736	0
Jing Fei Zhou	655,736	2.71%	655,736	0	655,736	0
Magic Health Limited	655,736	2.71%	655,736	0	655,736	0

Air Tech Ventures Limited, a British Virgin Islands company, is the record owner of 736,736 ordinary shares of The9 Limited. Jie Qin is the sole owner and director of Air Tech Ventures Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Jie Qin may be deemed to beneficially own all of the shares held by Air Tech Ventures Limited.

Magic Health Limited, a British Virgin Islands company, is the record owner of 655,736 ordinary shares of The9 Limited. Jing Fei Zhou is the sole owner and director of Magic Health Limited. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, Jing Fei Zhou may be deemed to beneficially own all of the shares held by Magic Health Limited.

Jie Qin and Jing Fei Zhou are husband and wife, and may be deemed to share beneficial ownership of the shares held by each other. Jie Qin and Jing Fei Zhou both expressly disclaim such beneficial ownership of the shares beneficially owned by each other.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

Jie Qin	/s/ Jie Qin
Jie Qin

Air Tech Ventures Limited	By:	/s/ Jie Qin
	Name:	Jie Qin
	Title:	Director

Jing Fei Zhou	/s/ Jing Fei Zhou
Jing Fei Zhou

Magic Health Limited	By:	/s/ Jing Fei Zhou
	Name:	Jing Fei Zhou
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share, of The9 Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of February, 2005.

Jie Qin	/s/ Jie Qin
Jie Qin

Air Tech Ventures Limited	By:	/s/ Jie Qin
	Name:	Jie Qin
	Title:	Director

Jing Fei Zhou	/s/ Jing Fei Zhou
Jing Fei Zhou

Magic Health Limited	By:	/s/ Jing Fei Zhou
	Name:	Jing Fei Zhou
	Title:	Director